                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No.     )

NAME OF ISSUER:            ADVANCED PHOTONIX, INC.

TITLE OF CLASS OF SECURITIES:

CUSIP NUMBER:  00754E100

Check the following box if a fee is being paid with this statement:  [ X ]

CUSIP NO.  00754E100

(1)  Names of Reporting Persons                       MELLON BANK CORPORATION
     SS or IRS Identification Nos. Of Above Person    IRS No. 25-1233834

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)    (   )             (b)    (   )

(3)  SEC Use Only

(4)  Citizenship or Place of Organization
     United States

Number of Shares                 (5)  Sole Voting Power              850,000
Beneficially
Owned by Each                    (6)  Shared Voting Power                  0
Reporting Person
With                             (7)  Sole Dispositive Power               0

                                 (8)  Shared Dispositive Power       850,000

(9)  Aggregate Amount Beneficiall Owned by Each Reporting Person     850,000

(10) Check if the Aggregate Amount in  Row (9) Excludes Certain Shares
     (See Instructions)     (   )

(11) Percent of Class Represented by Amount in Row (9)                12.04

(12) Type of Reporting Person (See Instructions)                         HC
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CUSIP NO. 00754E100

(1)  Names of Reporting Persons                          MELLON BANK, N.A.
     SS or IRS Identification Nos. Of Above Person       IRS No. 25-0659306

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)    (   )             (b)    (   )

(3)  SEC Use Only

(4)  Citizenship or Place of Organization
     United States

Number of Shares                       (5)  Sole Voting Power         850,000
Beneficially
Owned by Each                          (6)  Shared Voting Power             0
Reporting Person
With                                   (7)  Sole Dispositive Power          0

                                       (8)  Shared Dispositive Power  850,000

(9)  Aggregate Amount Beneficiall Owned by Each Reporting Person      850,000

(10) Check if the Aggregate Amount in  Row (9) Excludes Certain Shares
     (See Instructions)            (   )

(11) Percent of Class Represented by Amount in Row (9)                 12.04

(12) Type of Reporting Person (See Instructions)                          BK
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CUSIP NO. 00754E100

(1)  Names of Reporting Persons                         THE DREYFUS CORPORATION
     SS or IRS Identification Nos. Of Above Person      IRS No. 13-5673135

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)    (   )             (b)    (   )

(3)  SEC Use Only

(4)  Citizenship or Place of Organization
     United States

Number of Shares                    (5)  Sole Voting Power             850,000
Beneficially
Owned by Each                       (6)  Shared Voting Power                 0
Reporting Person
With                                (7)  Sole Dispositive Power              0

                                    (8)  Shared Dispositive Power      850,000

(9)  Aggregate Amount Beneficiall Owned by Each Reporting Person       850,000

(10) Check if the Aggregate Amount in  Row (9) Excludes Certain Shares
     (See Instructions)                                                  (   )

(11) Percent of Class Represented by Amount in Row (9)                   12.04

(12) Type of Reporting Person (See Instructions)                            IA
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CUSIP NO. 00754E100

(1)  Names of Reporting Persons                             DREYFUS STRATEGIC
                                                            GROWTH, L.P.
     SS or IRS Identification Nos. Of Above Person          IRS No. 13-3400104

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)    (   )             (b)    (   )

(3)  SEC Use Only

(4)  Citizenship or Place of Organization                         United States

Number of Shares                    (5) Sole Voting Power               425,000
Beneficially
Owned by Each                       (6) Shared Voting Power                   0
Reporting Person
With                                (7) Sole Dispositive Power                0

                                    (8) Shared Dispositive Power        425,000

(9)  Aggregate Amount Beneficiall Owned by Each Reporting Person        425,000

(10) Check if the Aggregate Amount in  Row (9) Excludes Certain Shares (See
     Instructions)     (   )

(11) Percent of Class Represented by Amount in Row (9)                     6.02

(12) Type of Reporting Person (See Instructions)                             IV
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CUSIP NO. 00754E100

(1)  Names of Reporting Persons                         PREMIER CAPITAL GROWTH
                                                        FUND, INC.
     SS or IRS Identification Nos. Of Above Person      IRS No. 13-2626684


(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)    (   )             (b)    (   )

(3)  SEC Use Only

(4)  Citizenship or Place of Organization
     United States

Number of Shares                    (5) Sole Voting Power              425,000
Beneficially
Owned by Each                       (6) Shared Voting Power                  0
Reporting Person
With                                (7) Sole Dispositive Power               0

                                    (8) Shared Dispositive Power       425,000

(9)  Aggregate Amount Beneficiall Owned by Each Reporting Person       425,000

(10) Check if the Aggregate Amount in  Row (9) Excludes Certain Shares (See
     Instructions)     (   )

(11) Percent of Class Represented by Amount in Row (9)                   6.02

(12) Type of Reporting Person (See Instructions)                           IV
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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G
               (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer:   ADVANCED PHOTONIX INC.

Item 1(b)   Address of Issuer's Principal Executive Offices:

                                           1240 Avenida Acaso
                                           Camarillo,  CA 93012-8754


Item 2(a)   Name of Person Filing:  Mellon Bank Corporation and any other reporting person(s) identified on the
                                    second part of the cover page(s).

Item 2(b)   Address of Principal Business Office, or if None, Residence:

                                        c/o Mellon Bank Corporation
                                        One Mellon Bank Center
                                        Pittsburgh, Pennsylvania
                                        15258 (for all reporting persons)

Item 2(c)   Citizenship:                      United States

Item 2(d)   Title of Class of Securities:     Common Stock

Item 2(e)   CUSIP Number:                     00754E100

Item 3 See Item 12 of cover page(s) ("Type of Reporting Person") for each reporting person.

            BK =    Bank as defined in Section 3(a)(6) of the Act

            IV = Investment Company registered under Section 8 of the Investment Company Act

            IA = Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

            EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section
                    240.13-d(1)(b)(1)(ii)(F)

            HC = Parent Holding Company, in accordance with Section 240.13-d(1)(b)(1)(ii)(G)

Item 4 Ownership: See Items 5 through 9 and 11 of cover page(s) as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked:   (   )   Mellon Bank,
N.A. is the trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5   Ownership of Five Percent or Less of a Class:   If this statement is
being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following  (   ).

Item 6   Ownership of More than Five Percent on Behalf of Another Person:   All
of the securities are beneficially owned by Mellon Bank Corporation and direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( 2 ).

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company: See Exhibit I.

Item 8   Identification and Classification of Members of the Group:     N/A

Item 9   Notice of Dissolution of Group:      N/A

Item 10   Certification:   By signing below I certify that, to the best
          of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Mellon Bank Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date:   September  12 , 1995

MELLON BANK CORPORATION


By /s/ Michael E. Bleier
   Michael E. Bleier
   General Counsel

Each of the undersigned hereby authorizes Mellon Bank Corporation, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file, on behalf of the undersigned, any statement required to be signed by the undersigned, on Schedule 13G pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act.

Each of the undersigned represents that it is individually eligible to use
Schedule 13G, and acknowledges its responsibility for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein. However, each of the undersigned is not responsible for the completeness or accuracy of the information concerning the other persons making the filing on Schedule 13G unless such undersigned knows or has reason to believe that such information is inaccurate.

Date: September  12, 1995


        MELLON BANK, N.A.                    DREYFUS STRATEGIC GROWTH, L.P.


        By      JAMES M. GOCKLEY             By     ERIC B. FISCHMAN
                --------------------                --------------------
                James M. Gockley                    Eric B. Fischman
                Assistant General Counsel           Vice President
                                                    Assistant Secretary


        THE DREYFUS CORPORATION              PREMIER CAPITAL GROWTH FUND, INC.


        By      DANIEL C. MACLEAN            By     ERIC B. FISCHMAN
                --------------------                --------------------
                Daniel C. MacLean                   Eric B. Fischman
                Vice President                      Vice President
                General Counsel                     Assistant Secretary










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                                  EXHIBIT I


The shares reported on the attached Form 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Bank Corporation, as marked
(X):


(A)           ( ) Boston Safe Deposit and Trust Company
              ( ) Boston Safe Deposit and Trust Company of California
              ( ) Boston Safe Deposit and Trust Company of New York
              (X) Mellon Bank, N.A.
              ( ) Mellon Bank (Delaware) National Association
              ( ) Mellon Bank (MD)

(B)           ( ) Franklin Portfolio Associates Trust
              ( ) Laurel Capital Advisors
              ( ) Mellon Capital Management Corporation
              ( ) Mellon Equity Associates
              ( ) The Boston Company Advisors, Inc.
              ( ) The Boston Company Financial Strategies, Inc.
              ( ) The Boston Company Asset Management, Inc.
              (X) The Dreyfus Corporation
              ( ) Dreyfus Management, Inc.


              The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act."


              The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."